  Exhibit 99.1

DATE: 29-Apr-24

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject: Notice of Record & Meeting Dates for High Tide Inc.

We advise the following with respect to the upcoming Meeting of Security Holders for the subject issuer.

1. CUSIP NUMBER	ISIN NUMBER
42981E401	CA42981E4013

2. MEETING TYPE:	General & Special
3. RECORD DATE:	May 27, 2024
4. BENEFICIAL OWNERSHIP DATE:	May 27, 2024
5. MAIL DATE:	June 7, 2024
6. MEETING DATE:	July 9, 2024

7. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common
8. Classes or Series of Securities that entitle the holder to vote at the meeting:	Common
9. Business to be conducted at the Meeting:	General & Special

10. NOTICE & ACCESS
Registered Shareholders: Beneficial Holders: Stratification Level: E-Delivery:	YES
YES
N/A
YES

11. Reporting Issuer is sending proxy-related Materials directly to Non-Objecting Beneficial Owners:	YES
12. Issuer paying for delivery to Objecting Beneficial Owners:	NO
13. Issuer paying for delivery to US Non-Objecting Beneficial Owners:	NO

In accordance with applicable securities regulations we are filing this information with you directly on behalf of the Issuer.

Sincerely,

AGM Connect, on behalf of  High Tide Inc.

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